

SECURITIES ~~V~~ 04016352 ~~SSION~~

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	.12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Aristeia Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

581 Fifth Avenue, 6th Floor
(No. and Street)

New York _____ New York _____ 10016
(City) _____ (State) _____ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Lynch, Jr. _____ (212) 842 8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue _____ New York _____ New York _____ 10017
(Address) _____ (City) _____ (State) _____ (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Robert H. Lynch, Jr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aristeia Trading, LLC__ , as of __December 31, 2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

Signature

Managing Member of the Manager,
Aristeia Advisors, LLC

Title

_____
Notary Public

YODON THONDEN
Notary Public, State of New York
No. 02TH6083541
Qualified in New York County
Commission Expires November 18, 20 _O6_

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

Aristeia Trading, LLC



Statement of Financial Condition
December 31, 2003

Aristeia Trading, LLC

Contents


Independent Auditors' Report

The Member of
  Aristeia Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Aristeia Trading, LLC (a limited liability company), including the condensed schedule of investments, as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aristeia Trading, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 13, 2004

December 31, 2003

Assets

Investments in securities, at fair value (cost – $268,009,145) (Notes 1 and 2)	$310,411,174
Due from brokers (Note 2)	278,697,803
Accrued interest and dividends	1,181,202
Other assets	15,000
	$590,305,179

Liabilities and Member's Equity
Liabilities:

Securities sold, not yet purchased, at market value (proceeds – $364,584,559) (Notes 1 and 2)	$387,042,014
Accrued expenses and other liabilities	1,084,162
Due to related parties (Note 4)	117,307
Total liabilities	388,243,483
Commitments and contingencies (Notes 1, 2 and 3)	
Member's equity (Note 3)	202,061,696
	$590,305,179

*See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.*

Aristeia Trading, LLC

Condensed Schedule of Investments

December 31, 2003

Number of shares or par value		% of member's equity	Fair value
	Investments in securities, at fair value (153.63%):		
	Corporate bonds – long (96.15%):		
	Advertising	0.60%	$ 1,206,607
	Computer Software and Services:		
7,125,000	Symantec Co. 3% 11/01/06	7.27	14,694,066
	Other	5.22	10,556,378
	Construction	2.65	5,348,076
	Drugs	14.26	28,819,341
	Electronics & Miscellaneous Technology:		
7,500,000	Tyco International 3.125% 1/15/23	5.08	10,255,500
	Other	5.92	11,969,802
	Financial Services	7.24	14,638,353
	Healthcare	4.20	8,492,310
	Leisure	6.39	12,910,793
	Manufacturing	5.88	11,888,170
	Media	2.39	4,828,852
	Metals & Mining	4.33	8,743,633
	Real Estate	3.20	6,460,263
	Retail:		
6,665,000	Gap 5.75% 03/15/09	5.08	10,267,966
	Other	6.67	13,474,278
	Telecommunications	2.84	5,740,500
	Transportation	1.77	3,574,928
	Utilities	5.16	10,425,060
	Total corporate bonds – long (cost $177,088,433)	96.15	194,294,876

See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.

December 31, 2003

Number of shares or par value		% of member's equity	Fair value
	Investments in securities, at fair value (153.63%) (continued):		
	Common stock – long (45.61%):		
	Advertising	1.04%	$ 2,094,660
	Computer Software & Services	3.81	7,691,015
	Construction	0.16	327,679
	Drugs	2.74	5,538,129
	Electronics & Miscellaneous Technology	7.86	15,880,621
	Financial Services	1.10	2,213,398
	Healthcare	1.61	3,250,008
	Leisure	1.56	3,160,958
	Manufacturing	2.57	5,189,755
	Media:		
9,653,816	Sirius Satellite Radio Inc.	15.10	30,506,059
	Other	2.42	4,894,614
	Metals & Mining	0.14	284,482
	Retail	0.93	1,880,694
	Security Products & Services	0.32	650,520
	Telecommunications	2.81	5,673,905
	Transportation	0.78	1,570,501
	Utilities	0.66	1,328,015
	Total common stock – long (cost $70,897,018)	45.61	92,135,013
	Preferred stock – long (8.43%):		
	Advertising	0.79	1,600,065
	Automotive	4.56	9,209,758
	Construction	0.05	91,531
	Financial Services	1.11	2,244,250
	Telecommunications	1.92	3,886,303
	Total preferred stock – long (cost $13,590,161)	8.43	17,031,907

*See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.*

December 31, 2003

Number of shares or par value		% of member's equity	Fair value
Investments in securities, at fair value (153.63%) (continued):			
	Options – long (3.44%):		
	Financial Services	3.20%	$ 6,473,198
	Drugs	-	530
	Telecommunications	0.24	475,650
	Total options – long (cost $6,433,533)	3.44	6,949,378
	Total investments in securities at fair value (cost $268,009,145)	153.63%	$310,411,174
Securities sold, not yet purchased (191.55%):			
	Corporate bonds – short (65.89%):		
	Advertising	2.17%	$ 4,388,279
	Computer Software & Services	8.41	16,984,397
	Construction	0.42	854,905
	Drugs	8.82	17,822,097
	Electronics & Miscellaneous Technology	16.38	33,105,581
	Financial Services	2.27	4,595,146
	Healthcare	1.88	3,803,971
	Leisure	4.49	9,075,473
	Manufacturing	6.13	12,379,397
	Media	3.31	6,685,089
	Metals & Mining	0.28	563,466
	Retail	2.30	4,653,690
	Security Products & Services	0.69	1,395,563
	Telecommunications	4.26	8,612,848
	Transportation	1.75	3,535,322
	Utilities	2.33	4,702,904
	Total corporate bonds – short (proceeds $127,384,699)	65.89	133,158,128

See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.

Aristeia Trading, LLC

Condensed Schedule of Investments

December 31, 2003

Number of shares or par value		% of member's equity	Fair value
	Securities sold, not yet purchased (191.55%):		
	Common stock – short (97.66%):		
	Advertising	0.85%	$ 1,708,398
	Automotive	4.58	9,246,409
	Computer Software & Services:		
408,842	Symantec Corp.	6.98	14,105,049
	Other	1.94	3,919,342
	Construction	0.70	1,418,813
	Drugs	7.44	15,024,944
	Electronics & Miscellaneous Technology	7.53	15,213,330
	Financial Services:		
984,075	NASDAQ – 100 Trust	17.76	35,879,375
	Other	5.86	11,835,813
	Healthcare	1.25	2,525,933
	Leisure	4.62	9,342,667
	Manufacturing	1.29	2,615,976
	Media:		
11,022,180	Sirius Satellite Radio Inc.	17.24	34,830,089
	Metals & Mining	2.88	5,826,262
	Real Estate	2.69	5,435,616
	Retail	10.41	21,043,570
	Telecommunications	1.00	2,018,159
	Transportation	1.10	2,221,192
	Utilities	1.54	3,113,937
	Total common stock – short (proceeds $180,873,444)	97.66	197,324,874
	Preferred stocks – short (3.13%):		
	Construction	0.77	1,548,747
	Healthcare	1.20	2,422,500
	Media	0.96	1,949,105
	Utilities	0.20	409,979
	Total preferred stock – short (proceeds $6,100,962)	3.13	6,330,331

See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.

8

December 31, 2003

Number of shares or par value		% of member's equity	Fair value
	Securities sold, not yet purchased (191.55%) (continued):		
	Options – short (0.05%):		
	Drugs	0.02%	$ 40,280
	Financial Services	0.02	47,880
	Manufacturing	0.01	12,325
	Telecommunications	-	8,690
	Total options – short (proceeds $146,798)	0.05	109,175
	U.S. government obligations (24.82%):		
29,796,000	US Treasury 3.375% 11/15/08	23.88	48,218,256
	Other	.94	1,901,250
	Total US government obligations (proceeds $50,078,656)	24.82	50,119,506
	Total securities sold, not yet purchased (proceeds $364,584,559)	191.55%	$387,042,014

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Aristeia Trading, LLC ("Trading") is registered as a broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is an associate member of the American Stock Exchange, Inc. Trading operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii). Trading is a Delaware limited liability company that is a wholly-owned subsidiary of Aristeia Partners, L.P. ("Parent"). Aristeia Advisors, LLC ("Manager") is the general partner of the Parent.

Trading participates in a joint back office arrangement with its clearing broker and performs the majority of the Parent's trading activities.

Securities Transactions

Securities transactions and related expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the mean of the bid and ask prices supplied by market making broker-dealers at the close of business. Restricted securities, and other securities for which quotations are not readily available, are valued at fair value as determined by the Manager. The ability of issuers of debt securities held by Trading to meet their obligations may be affected by economic and political developments in a specific country or region. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. The resulting unrealized gains and losses are reflected in the statement of income.

Dividends are recorded on the ex-dividend date and interest is accrued in the period earned.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into US dollar amounts on the respective dates of transactions.

Trading isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included in net realized gains on securities and foreign currency transactions on the statement of income.

Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on Trading's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the values of assets and liabilities, including investments in securities at fiscal period-end, resulting from changes in the exchange rate.

Derivative Instruments

Trading's policy is to recognize all derivatives as either assets or liabilities in the statement of assets and liabilities and to measure those instruments at fair value. Market values for derivatives traded on a national exchange, principally certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options and swaps, are based on pricing models intended to approximate the amounts that would be paid to or received from a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the lives of the instruments.

11

Derivatives used for hedging purposes by Trading include swaps, purchased and short options.

Trading utilizes option contracts and warrants in connection with its trading activities. Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before or on an established date. As a writer of an option, Trading bears the risk of an unfavorable change in the price of the security underlying the written option. Warrants have characteristics similar to those of options in that the buyer has the right to purchase a financial instrument at a specific future date and price.

Trading utilizes equity and credit swap contracts as economic substitutes for investments in equity securities. Equity swap and credit swap contracts are arrangements whose valuation and resultant gain or loss are based upon the market value fluctuations of an underlying equity security or an issuer's credit securities, respectively. Trading's equity swap contracts provide for cash settlements at the termination date of the contract. Trading's equity swap contracts provide for cash settlements at the termination date of the contract. Trading had no open swap contracts at year-end December 31, 2003.

Income Taxes

No income tax provision has been made in the accompanying financial statements since Trading is a limited liability company whose sole member, Aristeia Partners, LP, is required to report Trading's income (loss) on its income tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Aristeia Trading, LLC

Notes to Statement of Financial Condition

1. Investments in Securities and Securities Sold, Not Yet Purchased

Investments in securities and securities sold, not yet purchased consist of:

	Investments in securities	Securities sold, not yet purchased
Corporate bonds	$194,294,876	$133,158,129
Preferred stocks	17,031,907	6,330,331
Common stocks	92,135,013	197,324,874
Options	6,949,378	109,175
U.S. Government obligations	-	50,119,505
	$310,411,174	$387,042,014

Securities sold, not yet purchased obligate Trading to purchase such securities at a future date. Trading has recorded these obligations in the financial statements at the December 31, 2003 fair value of the related securities. Trading is subject to market risk and will incur a loss if the fair value of these securities increases subsequent to December 31, 2003.

2. Due from Brokers

Trading has prime brokerage agreements with three brokerage firms to carry its accounts as a customer. The brokers have custody of Trading's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to brokers as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of Trading.

Trading is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

3.	**Regulatory Net Capital Requirements**	Trading is subject to the provisions of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, Trading had regulatory net capital of $114,507,006 and required regulatory net capital of $100,000. Trading's percentage of aggregate indebtedness to net capital was 1%.
4.	**Related Party Transactions**	Aristeia Capital, LLC, the administrative manager for the Parent, provides certain operational services to Trading. The total amount paid to Aristeia Capital, LLC for the year ended December 31, 2003 was approximately $191,000. The Parent pays certain professional fees and other expenses on Trading's behalf. At December 31, 2003, approximately $42,000 was due to Aristeia Capital, LLC and $75,000 due to the Parent for such expenses.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

The Member
Aristeia Trading, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Aristeia Trading, LLC ("Company") for the period from January 1, 2003 to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally


accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the ASE and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 13, 2004